

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Marc Fogassa
Chief Executive Officer and Chairman of the Board
Brazil Minerals, Inc.
Rua Bahia, 2463 , Suite 205
Belo Horizonte , Minas Gerais 30.160-012
Brazil

> **Re: Brazil Minerals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 18, 2022**
> **File No. 333-262399**

Dear Mr. Fogassa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2022 letter.

Form S-1/A Filed April 18, 2022

Business, page 42

1. We note your response to comment 1. Please revise to address the following with respect to your mineral resource estimate as required by Item 1303(b)(3) of Regulation S-K:

   - Report resources for each class of mineral resource (measured, indicated, and inferred).
   - Disclose resources or reserves only for the portion attributable to your interest in the property.
   - Disclose the price selected by the qualified person which provides a reasonable basis

for establishing the prospects of economic extraction.
- Disclose the selected point of reference of the mineral resource.
- Disclose the grade or quality of the mineral resource.

Exhibit Index, page 114

2.   We note Exhibit 96.1 has been incorporated by reference and includes a technical report summary of the Rio Piracicaba project. Please revise your technical report summary to include disclosure required by Item 601(96)(iii)(B)(8)(iv), (10)(ii), (11)(i)(specific point of reference), (11)(iii), (11)(v) and (11)(vii) of Regulation S-K.

3.   Item 1302(a)(2) requires the registrant to determine if the qualified person meets the qualifications specified under the definition of qualified person. We were unable to locate a public list of members in good standing, as required by the definition of a qualified person, for the Geological Association of Canada or the Regional Council of Engineering and Agronomy of the state of Minas Gerais in Brazil as noted on page 11 of you technical report. Please advise.

You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter J. Wilke